                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             CHANCELLOR GROUP, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                           NEVADA                                                   87-0438647
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)        (I.R.S. EMPLOYER IDENTIFICATION NO.)



1800 E.  SAHARA, SUITE 107, LAS VEGAS, NEVADA                                        89104
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                      (ZIP CODE)


ISSUER'S TELEPHONE NUMBER: (702) 938-0261

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.


         TITLE OF EACH CLASS TO BE REGISTERED:            NONE

         NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED:     NONE


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:     COMMON STOCK, $.001 PAR VALUE


                                   FORM 10-SB
                                TABLE OF CONTENTS
                                  ALTERNATIVE 3


                           PART I

ITEM 1.           DESCRIPTION OF BUSINESS

                  FORWARD-LOOKING STATEMENTS
                  BUSINESS OF ISSUER
                  BUSINESS DEVELOPMENT
                  ADDITIONAL BUSINESS DEVELOPMENTS

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                  THE COMPANY
                  COMPARISON OF OPERATING RESULTS
                  LIQUIDITY AND CAPITAL RESOURCES
                  CERTAIN RISKS
                  GLOSSARY

ITEM 3.           DESCRIPTION OF PROPERTY

ITEM 4.           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.           EXECUTIVE COMPENSATION

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.           DESCRIPTION OF SECURITIES

                  COMMON STOCK
                  PREFERRED STOCK


                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2.           LEGAL PROCEEDINGS

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS


                                    PART F/S

ITEM 1.           FINANCIAL STATEMENTS



                                    PART III

ITEM 1.           INDEX TO EXHIBITS

ITEM 2.           DESCRIPTION OF EXHIBITS


SIGNATURES

                                     PART I


ITEM 1.           DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

Certain statements made in this Registration Statement are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Chancellor Group, Inc., a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements made in this Registration Statement are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based in part, on assumptions involving the growth and expansion of its business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Registration Statement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Registration Statement, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

In addition, this Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider", or similar expressions are used.

In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in
Section 21E of the Exchange Act.

BUSINESS OF ISSUER

Chancellor Group, Inc. is in the business of acquisition, exploration, and development of natural gas and oil properties. The Company is further examining opportunities in the field of power generation; minerals development; and environmental engineering and remediation. The Company is constantly reviewing investment opportunities and intends to develop a geographically diversified portfolio of projects, each of which exhibits a significantly positive net present value.

BUSINESS DEVELOPMENT

Chancellor Group, Inc. (formerly Nighthawk Capital, Inc. and referred to herein as the "Company" or the "Registrant") was organized under the laws of the state of Utah in 1986 and reincorporated under the laws of Nevada in 1993. The Company is in the business of acquisition, exploration, and development natural gas and oil properties. In July 1995, the Company acquired all of the issued capital of two Kentucky based gas operations, Delstar Gas Systems, Inc. ("DGS") and Northstar Gas Systems, Inc. ("NGS"), which owned gas reserves and gas transmission systems, respectively. In December, 1995, the Company formed a Kentucky corporation as a wholly-owned subsidiary, Delstar Resources, Inc. ("DRI"), which subsidiary acquired additional freehold lands and gas reserves for $5,425,000. On August 1, 1996, the Company completed the spin-off of its wholly-owned subsidiary, Chancellor Australia Pty. Ltd., which contained all of the non-energy operations and assets of the group. In September, 1997, the Company acquired 100% ownership of Radly Petroleum Inc., ("Radly") a Texas corporation, in exchange for approximately 80% of the Company's then outstanding common stock. In July 1998 the Company acquired 100% ownership of Lichfield Petroleum America, Inc., ("Lichfield"), a Texas corporation from Lichfield Petroleum Limited ("Lichfield Limited") for 2,500,000 shares of common stock valued at $6 per share and 48,000 shares of Series B Convertible Preferred Stock convertible into shares of common stock. Chancellor Group, Inc., Radly, Lichfield, DGS, NGS, and DRI remain and operate as separate legal entities.

Commencing in 1997, a dispute arose between the persons from whom the Company acquired DGS and NGS relating to payment terms and amounts under the parties original agreement. The Company is not presently in control of either DGS or NGS and since January 1997, management of the Company has been unable to obtain books, records or information concerning the operations of DGS, NGS or DRI, which is also managed by the persons from whom the Company acquired DGS and NGS. The Company has taken an impairment writedown of $12,000,000 in connection with DGS, NGS and DRI until such time as the disputes between the Company and the original owners of DGS and NGS are resolved. Management expects that the dispute, which related to the payment terms for DGS and NGS in the original acquisition agreements, will be resolved in favor of the Company in 2000. Management has written off the entire value of NGS, DGS and DRI. An additional reason for this approach is that when the current management group acquired effective control of the Company in September 1997, it found that the previous management and control group had left the seller's of DGS and NGS in charge of the day-to-day operations of those companies, without installing board representation from the parent company. Since January 1997, the sellers (the Paul family) have failed, neglected, and refused to provide the Company with the books and records of either of DGS; NGS; or DRI, which they also manage.

ADDITIONAL BUSINESS DEVELOPMENTS

The Company's officers are currently commencing the implementation of an extensive business plan, through which the Company will seek to raise new equity capital to finance the initial development work at its existing Texas gas assets; recover operating control and finance the redevelopment of the extensive Kentucky gas assets held by DGS and NGS; and acquire interests in several new drilling and development projects. The Company is also seeks to either acquire or create a new publicly-held subsidiary which will hold most of its energy assets, and raise substantial new equity capital with which to acquire a portfolio of as yet undefined producing oil and gas properties. The Company's business plan is to create and build a mid-sized integrated energy concern over the next several years. Implementation of the Company's business plan is dependent upon the ability of management to raise substantial capital. The Company estimates that approximately $200,000 will be required to commence and maintain legal proceedings to obtain control of NGS and DGS and that a presently undetermined additional sum may be required thereafter. There can be no assurance that the Company will be successful in its efforts to regain control of NGS or DGS. The Company estimates that approximately $1,000,000 will be required to commence operations on its other existing leasehold properties. There can be no assurance that the Company will be successful in obtaining the capital necessary to carry out these activities. In the event that the Company is not successful in raising capital, it will be unable to carry out its business plan and may be forced to dispose of existing assets in order to maintain its operations.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the Financial Statements and notes thereto included herein.

THE COMPANY

Chancellor Group, Inc. is in the business of acquisition, exploration, and development of natural gas and oil properties. The Company is further examining opportunities in the fields of power generation, minerals development and environmental engineering and remediation. The Company is constantly reviewing investment opportunities and intends to develop a geographically diversified portfolio of projects, each of which exhibits a significantly positive net present value.

The Company, through two subsidiaries, has under lease 100% of the oil, gas and mineral rights on 6,352 contiguous acres located in Pecos County, south Texas. The property contains proven undeveloped reserves of approximately 250 billion cubic feet (bcf) of economically recoverable natural gas, representing estimated future cash inflows of more than $540 million, and future net cash flows before taxes of approximately $480 million, with a net present value using PV-10% of approximately $182.6 million, representing $9.73 per primary share of common stock issued and outstanding as of June 30, 1999, and $6.82 per share of common stock on a fully diluted basis.

COMPARISON OF OPERATING RESULTS

Effective September 23, 1997 the Company entered into a stock purchase agreement with Polaris Oil & Gas, Inc., in which the Company issued 12,300,000 shares of common stock representing approximately 80% of its issued and outstanding shares in exchange for all the common stock of Radly Petroleum, Inc. The assets of Radly Petroleum, Inc. consist of oil, gas and mineral leases and proved gas reserves situated on 3,491 acres located in Pecos County, Texas. Also as of September 23, 1997, the Company elected an entirely new board of directors, and new officers and directors assumed management of the Company. Due to these substantial changes in the Company's business and management structure as of September 23, 1997, corporate activities occurring prior to that time are unrelated to activities occurring after that time and to future corporate activities. As a consequence, a comparison of corporate financial activity of the Company prior to and subsequent to September 23, 1997 is not meaningful.

On July 25, 1998, the Company acquired 100% of the stock of Lichfield Petroleum America, Inc. ("Lichfield"). The assets of Lichfield consist of oil, gas and mineral leases, and proved reserves situated on 2,861 acres located in Pecos County, Texas.

The Company generated no revenue during the fiscal year ended July 31, 1998, the five months ended December 31, 1998 and the fiscal year ended December 31, 1999. The period subsequent to September 30, 1997 was primarily devoted to preparatory activities related to development of the Company's natural resources assets, negotiations related to the acquisition of additional natural resources assets, capital raising activities and organizational activities. The Company anticipates that during the course of the year 2000, revenue will begin to be received from its natural gas development activities, and from other acquisitions and investments.

The Company incurred general and administrative expenses of $12,458 in 1996, nil in 1997, $164,445 in the fiscal year ended July 31, 1998, $74,491 in the transition period ended December 31, 1998, and $44,685 in the six months ending June 30, 1999. These amounts do not include accumulated executive compensation for those periods. Of these amounts, $43,037 was expended prior to September 30, 1998 and $203,380 was expended subsequent to September 30, 1998. The expenses incurred were directly related to the Company's present business purposes, and consisted of consulting expenses related to operational and administrative needs of the Company, legal expenses, and office expenses. These expenses were incurred in the ordinary course of the Company's business and it is expected that they will continue in the future. The Company's current estimated monthly operating costs are $5,000. Also, as the Company commences development of its natural resources assets, and the implementation of its business plan, Management anticipates that general and administrative expenses will increase to an average of $185,000 per month, in line with the forecast increase in operational activity, staff hiring, and opening of a new corporate head office.

LIQUIDITY & CAPITAL RESOURCES

As of December 31, 1998 the Company had a working capital deficit of $246,008. This deficit was funded by accounts payable and reimbursements and unpaid salaries payable to certain officers and directors in the same amount, in aggregate. The Company has been provided with working capital by loans from certain officers and directors, from time to time, as needed. There is no assurance that in the future such officers and directors will be able or willing to provide additional debt funding to the Company.

The Company is actively seeking additional sources of capital to be used for operations, and for the development of existing energy properties, as well as for the acquisition of addition energy properties or interests therein. Management has set a short term capital acquisition target of $11,300,000, which would provide sufficient operational capital to; commence initial drilling and development at the Company's Glass Mountain gas project located in Pecos County, Texas; fund the acquisition of a producing oil property located in Wyoming and which management expects will generate at least $500,000 in net monthly cash flow; fund certain additional drilling investments; fund the cost of an option to acquire a majority interest in several secondary oil and gas recovery projects in the United States; fund the equity component of a small environmental engineering company acquisition in Wyoming; and fund certain general and administrative expenses. Management believes that it presently has identified the investor sources for the required capital raising, which will be by way of a private placement of securities to a limited number of accredited investors.

The Company is pursuing the use of various potential instruments with which to raise capital, including the sale of equity, the sale of preferred stock, and the issuance of debt. The Company's ability to raise capital will depend upon, among other things, investor perception of the Company's financial prospects, the prevailing share price of the Company's stock on the public market, the prevailing and expected price for oil and natural gas, the success of prior projects, the availability of and return on competing investment opportunities, and various macroeconomic factors.

The Company continually reviews exploration, development, and acquisition opportunities. The Company currently owns certain gas development assets and reserves as outlined herein above. It is anticipated that $22 million will be required to fully develop these properties, of which a substantial portion is expected to be provided by cashflow generated from an initial set of wells. Thus, Management believes that the Company's development activities will be limited by the availability of capital with which to develop these resources. There is no assurance as to the certainty, timing, or final amount that will be available to the Company for oil and gas exploration activities.

Often in the oil and gas exploration business, a company that owns development rights but lacks capital for drilling and completion will enter into a joint venture with a company who provides the required development capital in exchange for a share of the revenues arising from that project. These arrangements vary in nature. Should the Company not be able to raise the required capital to develop its properties by itself, it will likely seek such a joint venture arrangement. If it does so, revenues available to the Company from production of its oil and gas rights will be diluted.

CERTAIN RISKS

  FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements include statements regarding: future oil and gas production and prices, future exploration and development spending, future drilling and operating plans and expected results, reserve and production potential of the Company's properties and prospects, and the Company's strategy. Actual events or results could differ materially from those discussed in the forward looking statements as a result of various factors including, without limitation, the factors set forth below and elsewhere herein.

  DEPENDENCE ON ADDITIONAL CAPITAL

Successful development of the Company's oil and natural gas reserves will require a substantial amount of additional funding relative to the Company's current capitalization. There is no assurance that such development capital will be available to the Company as it is required. Further, due to the lack of operating cash flow in amounts sufficient to fund Company operations, there is no assurance that the Company will be able to continue its efforts to operate and to develop its oil and gas reserves.

  EXPLORATION AND DEVELOPMENT RISKS.

The business of exploring for and, to a lesser extent, of acquiring and developing oil and gas properties is an inherently speculative activity that involves a high degree of business and financial risk. Although available geological and geophysical information can provide information with respect to a potential oil or gas property, it is impossible to determine accurately the ultimate production potential, if any, of a particular property or well.

  VOLATILITY OF OIL AND GAS PRICES

The Company's future revenues, profitability and rate of growth are substantially dependent upon prevailing market prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess domestic and imported supplies.

  UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Estimating quantities of proved reserves is inherently imprecise. Such estimates are based upon certain assumptions about future production levels, future natural gas and crude oil prices and future operating costs made using currently available geologic engineering and economic data, some or all of which may prove incorrect over time.

  OPERATING AND WEATHER HAZARDS

The costs and timing of drilling, completing and operating wells is often uncertain. Drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including regulatory and environmental constraints, unexpected drilling conditions, equipment failures, accidents, adverse weather conditions, encountering unexpected formations or pressures in drilling and completion operations, encountering corrosive or hazardous substances, mechanical failure of equipment, blowouts, cratering and fires. These conditions could result in damage or injury to, or destruction of, formations, producing facilities or other property or could result in personal injuries, loss of life or pollution of the environment.

  ADDITIONAL FACTORS

Additional factors that could cause actual events to vary from those discussed above and elsewhere in this report include, among others: loss of key company personnel; adverse change in governmental regulation; regulatory and/or environmental constraints; inability to obtain critical supplies and equipment, personnel and consultants; and inability to access capital to pursue the Company's plans.

GLOSSARY

When the following terms are used in written material related to the Company, they have the following meanings:

Bbl - One stock barrel or 42 U.S. gallons liquid volume, usually used in reference to crude oil or other liquid hydrocarbons.

Bcf - One billion cubic feet; expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure basis and, where contracts are nonexistent, at 60 degrees Fahrenheit at 14.65 pounds per square inch absolute.

Prospect - An area in which a party owns or intends to acquire one or more oil and gas interests which is geographically defined on the basis of geological data and which is reasonably anticipated to contain at least one reservoir of oil, gas, or other hydrocarbons.

Proved Developed Reserves - Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves - The estimated quantities of crude oil, natural gas, and other hydrocarbons which, based upon geological and engineering data, are expected to be produced from known oil and gas reserves under existing economic and operating conditions, and the estimated present value thereof based upon the prices and costs on the date that the estimate is made and any price changes provided for by existing conditions.

Proved Undeveloped Reserves - Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

PV10% - The discounted future net cash flows for proved oil and gas reserves computed using prices and costs, at the dates indicated, before income taxes and a discount rate of 10%.

Royalty Interest - An interest in an oil and gas property entitling the owner to a share of oil and gas production free of the costs of production.

Undeveloped Acreage - Oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been aligned by independent petroleum engineers.

Working Interest - The operating interest under a lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalty interests, and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company maintains its offices in Las Vegas, Nevada, and in Melbourne, Australia. The Company's oil and gas properties consist of a contingent interest in certain freehold and leasehold lands (together with extensive plant and equipment) located in Lawrence County, Kentucky, which contain substantial proved and probable reserves of natural gas and, to a lesser extent, oil. The Company also has approximately 6,000 acres of leasehold land in Pecos County, Texas, as more fully described elsewhere herein, containing substantial proved and probable reserves of natural gas.

ITEM 4.           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY  HOLDERS

The following table sets forth information as of December 31, 1999, with respect to the beneficial ownership of the common stock by (i) each director and officer of the Company, (ii) all directors and officers as a group and (iii) each person known by the Company to own beneficially 5% or more of the common stock:


NAME AND ADDRESS OF                                                    TITLE OF         SHARES OWNED                 % OF CLASS
BENEFICIAL OWNER                                                       CLASS            BENEFICIALLY(1)              OWNED
-----------------------                                                ---------        ---------------              ----------
Shane X.G. Rodgers(2)                                                  Common           13,875,000(3)                54.2
11th Floor, 230 Collins Street
Melbourne, Australia 3000

William H. Stinson                                                     Common           100,000                      *
1021 Main Street, Suite 2800
Houston, Texas 77002

Horizon No. 4 Trust                                                    Common           13,825,000(3)                54.2
3/88 Barkly Street
St. Kilda, Victoria, 3182

Pilares Oil & Gas, Inc.                                                Common           1,500,000                    8.0
3241 South First Street
Abiline, Texas 79605

Lichfield Petroleum Ltd.                                               Common           10,500,000(4)                39.6
c/o Mr. C.C. Coleman
4112 Village Drive
Rockwell, Texas 75087

Forum Energy Ltd.                                                      Common           1,500,000                    8.0
202 Willis
Abilene, Texas 79605

Medallion Holdings Ltd.                                                Common           1,500,000                    8.0
South First & Willis
Abilene, Texas 79605

All Officers and Directors                                             Common           13,975,000                   54.4
as a Group (2 persons)

-------------
*Less than 1%

         (1) The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of December 31, 1999, there were 18,760,361 shares of common stock outstanding.

         (2) Mr. Rodgers is a beneficiary of Horizon No. 4 Trust which holds 7,000,000 shares. Horizon No. 4 Trust also holds options to purchase from Lichfield Petroleum Ltd. 1,625,000 shares of common stock and 31,000 shares of series B Preferred Stock convertible into 5,200,000 shares of common stock. See
Part I, Item 7, Certain Relationships and Related Transactions.

         (3) Includes an aggregate of 6,825,000 shares of which 1,625,000 are issuable upon the exercise of options to purchase common stock and 5,200,000 of which are issuable upon conversion of 31,000 shares of Convertible Series B Preferred Stock.

         (4) Includes 2,500,000 shares held plus 8,000,000 shares issuable upon exercise of 31,000 shares of Series B Preferred Stock.

CHANGES IN CONTROL

The Company does not anticipate any changes in control of the Company.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND OFFICERS

The Directors and Officers of the Registrant are as follows:


NAME                       AGE      POSITION                                    SERVED AS A DIRECTOR SINCE:
----                       ---      --------                                    ---------------------------
Shane X.G. Rodgers         39       Chairman, Chief Executive Officer,          September 1997
                                    Acting President; Acting Treasurer
                                    Acting Secretary, and a Director

Ashraf Khan                55       Vice-President; Executive Vice-             March 1998
                                    President, Asia/Mid-East; and a
                                    Director

William H. Stinson         45      Director                                     March 1998


All Directors of the Company will hold office until the next annual meeting of the shareholders, and until their successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office at the pleasure of the Board.

Mr. Rodgers has had an extensive career as an investment banker, working primarily in Australia and the United States. He has assisted six companies in going public in the United States in recent years. Mr. Rodgers has also worked in the power-generating sector in the United States in the 1980's, as a vice-president of Satco Power Corporation of Irvine, California, a small publicly-held energy and environmental concern. In addition, he has been involved in the financing of power generating facilities. During his career, he has also been extensively involved in the natural resources sector. In 1994 and 1995, Mr. Rodgers was a director of Charter Mining, an Australian publicly-held resources company. From 1994 until August 1998, he was a partner of Capital General Partners, and then chairman and CFO of its successor, Capital General Corporation. Mr. Rodgers is a citizen of Australia.

Mr. Khan provides advice as a Director, and serves the interests of the Company in Asia and the Middle East, where it is examining several investment opportunities, and from where it expects to derive substantial equity capital to finance its growth and development. Mr. Khan has an extensive and successful background as a high-level international banker, working throughout the Mid-East and in Europe. He is a citizen of Pakistan.

Mr. Stinson is a highly experienced petroleum geologist and, up until 1990, held a number of senior technical positions with Atlantic Richfield International in Los Angeles, Britain (London and North Sea), Indonesia, and Africa, including positions as Chairman of several joint venture technical sub-committees. Since 1990, he has continued as an external advisor to Atlantic Richfield on projects in Asia and the Middle East. He is also retained by Hunt Overseas Oil Company; the Abu Dhabi National Oil Company; and CMS Energy. He also interfaces with industry on new concessions, as well as with the World Bank and the United Nations on program funding. Since 1999, he has been a Senior Staff Geophysicist with CMS Oil & Gas Company, Houston, Texas, responsible for exploration and production matters in Cameroun.

ITEM 6.           EXECUTIVE COMPENSATION

Compensation paid to Officers and Directors is set forth in the Summary Compensation Table below. The Company may reimburse its Officers and Directors for any and all out-of-pocket expenses incurred relating to the business of the Company.

                           SUMMARY COMPENSATION TABLE


NAME AND
POSITION                                    FISCAL YEAR                SALARY
--------                                    ------------              ---------
Shane Rodgers, President/CEO                1997                       $  30,000
                                            1998                       $ 120,000
                                            1999                       $  40,000


Ashraf Khan, Vice-President                 1998                       $  80,000
                                            1999                       $ 120,000


As of December 31, 1999, the Company had not paid any cash compensation to either Mr. Rodgers or Mr. Khan but had deferred all such compensation. In May 1999, the Company issued 400,000 shares of common stock to a trust controlled by Mr. Rodgers in satisfaction of $150,000 of compensation owed to him. As of December 31, 1999, the balance of $40,000 of compensation accrued by Mr. Rodgers and $200,000 owed to Mr. Khan remained unpaid.

All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting documentation of such expenses. Although Directors may be eligible to participate in the Company's future stock option and/or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Director's fee at the present time.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 25, 1998, the Company acquired all of the outstanding capital stock of Lichfield Petroleum America, Inc. ("Lichfield"), a Texas corporation, from Lichfield Petroleum Limited, a Belize corporation ("Lichfield Ltd."). The Company issued to Lichfield 2,500,000 shares of common stock and 48,000 shares of Convertible Series B Preferred Stock having a liquidation value of $1,000 per share and convertible into a total of 8,000,000 shares of common stock of the Company. The parties valued the transaction at $49,000,000 based upon, among other things, the then market price of the Company's common stock of approximately $6 per share and the cost to Lichfield Ltd. of the assets held by Lichfield.

In October, 1998, Lichfield Ltd. granted options to Horizon Trust No. 4 to purchase, until October 25, 2000, (a) 1,625,000 shares of common stock of the Company and (b) 31,000 shares of Series B Convertible Preferred Stock convertible into 5,200,000 shares of common stock of the Company. Horizon Trust No. 4 is an affiliate of Shane X.G. Rodgers, an officer and director of the Company.

See Item 6, Executive Compensation, for information regarding compensation paid to officers and directors of the Company.

On October 10, 1997, the Company entered into an Investment Banking Agreement (the "IB Agreement") with Capital General Corporation ("Capital General") in which Capital General agreed to provide the services of Shane Rodgers to the Company in consideration for $10,000 per month, payable to Mr. Rodgers. No payments were ever made to Mr. Rodgers under the IB Agreement.

On May 11, 1999, the Company, Mr. Rodgers and Horizon Trustees No. 2 Trust entered into a Compensation Agreement (the "Compensation Agreement") in which the Company agreed to pay to Mr. Rodgers in satisfaction of its obligations under the IB Agreement, the sum of $40,000 in cash and 400,000 shares of common stock of the Company valued at a price of $.38 per share in satisfaction of the balance of $150,000 due to the Company. Under the Compensation Agreement the shares were to be issued to the Horizon Trustees Limited No.2 Trust. That Trust was controlled by Mr. Rodgers and the shares issued to it were subsequently transferred to the Horizon Trust No. 4, also controlled by Mr. Rodgers.

ITEM 8.           DESCRIPTION OF SECURITIES

COMMON STOCK

The Company has authorized 25,000,000 shares of common stock, $.001 par value, of which 18,760,361 shares were issued and outstanding as of December 31, 1999. All presently outstanding shares of the Company's common stock are validly issued, fully paid and non-assessable. The holders of commons stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by the company, nor do they have any redemption or conversion rights.

The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. It is highly unlikely that dividends will be paid by the Company in the foreseeable future.

The holders of common stock are entitled to receive on liquidation of the Company a pro rata distribution of the assets of the Company subject to rights of creditors and holders of any preferred stock then outstanding.

PREFERRED STOCK

The Company has authorized 250,000 shares of Preferred Stock. The Preferred Stock may be divided into classes with differing rights, dividend rates and preferences and privileges and prices as determined by the Board of Directors. As of December 31, 1999 there were outstanding 48,000 shares of convertible Preferred Series B stock, having a liquidation value $1,000 per share. Each Series B share is convertible into 166.6667 shares of the Company's common stock at any time prior to July 25, 2000. The Company retains the right to extend the conversion date of the preferred stock. The Company may redeem the preferred stock for any time at the stated face value of $1,000 per share. The preferred stock carries a dividend rate of eight percent (8%) cumulative per annum payable in the form of additional preferred stock of the same series at the election of the Company. The preferred stock carries no voting rights but has senior liquidation rights over the common stock.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITYHOLDER MATTERS

The Company's common stock traded, under the symbol CHAG, on the OTC Electronic Bulletin Board until October 8th, 1999. Since that date the common stock has been traded on the "Pink Sheets" published by the National Quotation Bureau, Inc. High and low bid prices for the Company's common stock for the previous eight quarters are shown below.

High and low bids for the Company's common stock for the previous eight quarters are shown below.


YEAR              QUARTER            HIGH                     LOW
----              -------            ----                     ---
1998              First             .5625                     .05
                  Second            .5125                     .0625
                  Third             .25                       .0625
                  Fourth            .179                      .0625

1999              First             .1875                     .05
                  Second            .4375                     .05
                  Third             .25                       .012
                  Fourth            .25                       .012

2000              First             .625                      .05
         (Until March 29, 2000)


On December 31, 1999 there were 18,760,361 shares of common stock issued and outstanding, which were held by more than 700 shareholders of record excluding individuals holding securities in street name.

The Company has never paid cash dividends on its common stock and currently intends to continue its policy of retaining all of its earnings for use in its business.

ITEM 2.           LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings. To the best of the Company's knowledge, no governmental authority or other party has threatened or has contemplated the filing of any material legal proceedings against the Company. The Company intends to take legal action with respect to its subsidiaries as set forth in Part 1, Item 1, of this Registration Statement.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim period neither the principal independent accountants or any significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned, declined to stand for reelection or was dismissed.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Company issued or sold securities which were not registered under the Securities Act of 1933, as amended, as follows:

                                                                         NUMBER OF SHARES                   TOTAL
NAME OF PURCHASER                           DATE                         OF COMMON STOCK                    CONSIDERATION
-----------------                           -----                        ----------------                   --------------
Horizon Trustees Limited/                   Sept-Oct 1997                12,300,000                         Acquisition of Radly
Pilares Oil & Gas, Inc.                                                                                     Petroleum Inc.

Heatherwood Pty, Ltd.                       Sept-Oct 1997                25,000                             Satisfaction of debt of
                                                                                                            $25,000

Michael Heisser                             Nov 26, 1997                 50,000                             $50.00

Glazco Consultants                          May 14, 1998                 3,700                              Consulting Fees

Asraf Khan                                  May 14, 1998                 120,000                            Consulting Services
                                                                                                            valued at $12,000

James J. Rose                               May 14, 1998                 20,000                             Consulting Services
                                                                                                            valued at $5,000

Horizon No. 4 Trust                         May 14, 1998                 100,000                            Repayment of shares
                                                                                                            transferred to satisfy
                                                                                                            Company obligation
Glazco Consultants                          June 1, 1998                 1,993                              Consulting Fees

James J. Rose                               June 1, 1998                 10,000                             Consulting Services


                                       16




Lichfield Petroleum, Ltd.                   July 25, 1998                2,500,000                           Petroleum Assets
                                                                         48,000 Preferred Shares

Jeremy Gibson                               May 11, 1999                 10,000                              Consulting Services

Horizon No. 4 Trust                         May 11, 1999                 100,000                             Repayment of shares
                                                                                                             transferred to satisfy
                                                                                                             Company obligation

Shane X.G. Rodgers                          May 11, 1999                 400,000                             Cancellation of
                                                                                                             $150,000 debt
Regency Group
  Limited, Inc.                             May 11, 1999                 200,000                             Services

Various Investors                           May 24, 1999                 200,000                             $20,000

Dennis Murphy                               Jan 17, 2000                 250,000                             $25,000

Ashraf Kahn                                 Jan 17, 2000                 100,000                             Director's Fee

William Stinson                             Jan 17, 2000                 100,000                             Director's Fee

N.C. Capital Markets                        Feb 1, 2000                  200,000                             Consulting Services

Frank Overbeek                              Feb 1, 2000                  100,000                             $20,000

Norman Lucas                                Feb 9, 2000                  50,000                              $10,000

Frank Overbeek                              March 9, 2000                150,000                             $30,000

Jehangir Malik and
Anwar Kazi                                  March 9, 2000                50,000                              $10,000


With respect to the sales made, the Company relied upon Section 4(2) of the Securities Act of 1933, as Amended. No advertising or general solicitation was involved in offering the shares. The securities were offered and the persons name above who received disclosure information concerning the Company and who had access to information concerning the Company, either by virtue of such person's relationship with the Company or the opportunity to make investigation and inquiry provided to each such person or, such person's personal representative, where applicable, by the Company and its officers and directors. The securities were offered for investment purposes only and not for resale or distribution and the transfer thereof was appropriately restricted by the registrant. No underwriters were involved in any of the sales and no underwriting discounts or commissions were paid by the Company.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a direct5or, officer, employee, fiduciary or agent or another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to herein or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under this provision (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized herein, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized herein.

The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as a such, whether or not the corporation would have the power to indemnify him against such liability.

The indemnification provided herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.


                                    PART F/S

ITEM 1.           FINANCIAL STATEMENTS






ITEM 2.           INDEX TO EXHIBITS


         EXHIBIT NO.                                 DESCRIPTION OF EXHIBIT
         ------------                                -----------------------
              2.1                           Certificate of Incorporation - Nighthawk
                                            Capital, Inc. (Utah)


              2.2                           Articles of Incorporation-Nighthawk
                                            Capital, Inc., (Nevada)

              2.3                           Articles of Merger


              2.4                           By-Laws

             10.1                           Consent of Ronald R. Chadwick, P.C.


ITEM 3.           DESCRIPTION OF EXHIBITS

         EXHIBIT NO.                                 DESCRIPTION OF EXHIBIT
         -----------                                 ----------------------
              2.1                           Certificate of Incorporation - Nighthawk
                                            Capital, Inc. (Utah)



                                       19




              2.2                           Articles of Incorporation-Nighthwk
                                            Capital, Inc., (Nevada)

              2.3                           Articles of Merger


              2.4                           By-Laws

             10.1                           Consent of Ronald R. Chadwick, P.C.



                                   SIGNATURES


         In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CHANCELLOR GROUP, INC.



DATED: March 30, 2000              By: /s/
                                       -------------------------
                                          SHANE X.G. RODGERS
                                   Acting President and Acting Chief Financial
                                   Officer

                              CHANCELLOR GROUP, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JULY 31, 1998,
                                DECEMBER 31, 1998,
                               & DECEMBER 31, 1999

                              CHANCELLOR GROUP, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

INDEPENDENT AUDITOR'S REPORT ON
  THE FINANCIAL STATEMENTS                                                  F-1


FINANCIAL STATEMENTS

     Consolidated balance sheet                                             F-2
     Consolidated statements of operations                                  F-3
     Consolidated statements of stockholders' equity                        F-4
     Consolidated statements of cash flows                                  F-5
     Notes to consolidated financial statements                             F-6

                             RONALD R. CHADWICK, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                          2851 S. PARKER ROAD, SUITE 720
                              AURORA, COLORADO 80014
                                 ---------------
                             TELEPHONE:(303)306-1967
                            TELECOPIER:(303)306-1944




                           INDEPENDENT AUDITOR'S REPORT

Board of Directors
Chancellor Group, Inc.
Melbourne, Australia

I have audited the accompanying consolidated balance sheet of Chancellor Group, Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended July 31, 1998, the five months ended December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chancellor Group, Inc. and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year ended July 31, 1998, the five months ended December 31, 1998 and the year ended December 31, 1999 in conformity with generally accepted accounting principles.


Aurora, Colorado                                 /s/ Ronald R. Chadwick, P.C.
February 22, 2000                                RONALD R. CHADWICK, P.C.

                             CHANCELLOR GROUP, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999



ASSETS

   Oil and gas properties                                         $      35,905
                                                                  -------------

TOTAL ASSETS                                                      $      35,905
                                                                  -------------
                                                                  -------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                               $     268,206
                                                                  -------------
      TOTAL CURRENT LIABILITIES                                         268,206

                                                                  -------------
TOTAL LIABILITIES                                                       268,206
                                                                  -------------
STOCKHOLDERS' EQUITY

   Common stock: $.001 par value;
      250,000,000 shares authorized;
      19,035,361 issued and outstanding                                  19,035
   Preferred Series B stock: $1,000 par value;
      250,000 shares authorized;
      48,000 issued and outstanding                                  48,000,000
   Paid in capital                                                  (47,289,953)
   Accumulated deficit                                                 (961,383)
                                                                  -------------
TOTAL STOCKHOLDERS' EQUITY                                             (232,301)
                                                                  -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $      35,905
                                                                  =============

              The accompanying notes are an integral part of the
                      consolidated financial statements.

                              CHANCELLOR GROUP, INC.
                       CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    FIVE MONTHS
                                      YEAR ENDED       ENDED        YEAR ENDED
                                        JULY 31,      DEC. 31,       DEC. 31,
                                         1998           1998           1999
                                     ------------   ------------   ------------
Sales                                $        -     $        -     $        -

Operating Expenses                        218,897         76,491        243,992
                                     ------------   ------------   ------------

Income (loss) from operations            (218,897)       (76,491)      (243,992)

Other income (expense)                        -              -              -
                                     ------------   ------------   ------------

Income (loss) before provision
  for income taxes                       (218,897)       (76,491)      (243,992)

Provision for income tax                      -              -              -
                                     ------------   ------------   ------------

NET INCOME (LOSS)                    $   (218,897)  $    (76,491)  $   (243,992)
                                     ============   ============   ============

NET INCOME (LOSS) PER SHARE
(Basic and fully diluted)            $      (0.02)  $        -     $      (0.01)
                                     ============   ============   ============

Weighted average number of
common shares outstanding              13,321,450     17,950,361     18,106,194
                                     ============   ============   ============

*less than $.01 per share


              The accompanying notes are an integral part of the
                      consolidated financial statements.

                              CHANCELLOR GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             Common Stock           Preferred
                                           Par value $.001           Series B       Paid in         Accum.      Stockholders'
                                        Shares         Amount         Amount        Capital        Deficit         Equity
                                     ------------   ------------   ------------   ------------   ------------   ------------
Balances at July 31, 1997               2,735,000   $      2,735   $        -     $    412,196   $   (422,003)  $     (7,072)

  Compensatory stock issuances            395,361            395                        54,057                        54,452
  Issuance of stock for Radly
    Petroleum, Inc.                    12,300,000         12,300                         3,700                        16,000
  Issuance of stock for Lichfield
    Petroleum America, Inc.
      Common                            2,500,000          2,500                                                       2,500
      Preferred Series B
        (48,000 shares)                                              48,000,000    (47,982,595)                       17,405
  Net gain (loss) for the year                                                                       (218,897)      (218,897)
                                     ------------   ------------   ------------   ------------   ------------   ------------

Balances at July 31, 1998              17,930,361   $     17,930   $ 48,000,000   $(47,512,642)  $   (640,900)  $   (135,612)

  Compensatory stock issuances             20,000             20                         1,980                         2,000
  Net gain (loss) for the period                                                                      (76,491)       (74,491)
                                     ------------   ------------   ------------   ------------   ------------   ------------

Balances at December 31, 1998          17,950,361   $     17,950   $ 48,000,000   $(47,510,662)  $   (717,391)  $   (210,103)

  Contributed capital                                                                   21,123                        21,123
  Compensatory stock issuances          1,085,000          1,085                       199,586                       200,671
  Net gain (loss) for the year                                                                       (243,992)      (243,992)
                                     ------------   ------------   ------------   ------------   ------------   ------------

Balances at December 31, 1999          19,035,361   $     19,035   $ 48,000,000   $(47,289,953)  $   (961,383)  $   (232,301)
                                     ============   ============   ============   ============   ============   ============




              The accompanying notes are an integral part of the
                      consolidated financial statements.

                             CHANCELLOR GROUP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            FIVE MONTHS
                                            YEAR ENDED         ENDED      YEAR ENDED
                                              JULY 31,       DEC. 31,       DEC. 31,
                                                1998            1998          1999
                                            ----------      ------------  ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                         $(218,897)       $(76,491)    $(243,992)

  Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
    Compensatory stock issuances               54,452           2,000       200,671
    Accounts payable                          164,445          74,491        22,198
                                            ----------      ------------  ----------
      NET CASH PROVIDED BY (USED FOR)
      OPERATING ACTIVITIES                                                  (21,123)
                                            ----------      ------------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributed capital                                                        21,123
                                            ----------      ------------  ----------
      NET CASH PROVIDED BY (USED FOR)
      FINANCING ACTIVITIES                                                   21,123
                                            ----------      ------------  ----------
NET INCREASE (DECREASE) IN CASH
CASH AT THE BEGINNING OF THE PERIOD
                                            ----------      ------------  ----------
CASH AT THE END OF THE PERIOD               $       -        $      -     $       -
                                            ----------      ------------  ----------
                                            ----------      ------------  ----------


The accompanying notes are an integral part of the consolidated financial statements.

                               CHANCELLOR GROUP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Chancellor Group, Inc. (the "Company"), was incorporated in the state of Utah on May 2, 1986, then on December 31, 1993 dissolved as a Utah corporation and reincorporated as a Nevada corporation. The Company's primary business purpose is to engage in the exploration and production of oil and gas. In 1996 the Company's corporate name was changed from Nighthawk Capital, Inc. to Chancellor Group, Inc.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chancellor Group, Inc., and its wholly owned subsidiaries Radly Petroleum, Inc. ("Radly") and Lichfield Petroleum America, Inc. ("Lichfield"). These entities are collectively hereinafter referred to as "the Company". All intercompany accounts and transactions have been eliminated.

OIL AND GAS PROPERTIES

The Company follows the successful efforts method of accounting for its oil and gas activities. Under this accounting method, costs associated with the acquisition, drilling and equipping of successful exploratory and development wells are capitalized. Geological and geophysical costs, delay rentals and drilling costs of unsuccessful exploratory wells are charged to expense as incurred. Depletion and depreciation of the capitalized costs for producing oil and gas properties are provided by the unit-of-production method based on proved oil and gas reserves. Undeveloped properties are periodically assessed for possible impairment due to unrecoverability of costs invested. Cash received for partial conveyances of property interests are treated as a recovery of cost and no income or loss is recognized.

INCOME TAX

Deferred texas are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                               CHANCELLOR GROUP, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

ACCOUNTING YEAR AND METHOD

The Company through July 31, 1998 employed a fiscal accounting year ending July 31, and thereafter switched to a calendar accounting year. The Company recognizes income and expenses based on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NET INCOME (LOSS) PER SHARE

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon conversion of the Company's preferred stock are not included in the computation if the effect of such inclusion would be anti-dilutive and would increase the earnings or decrease loss per share.

NOTE 2. OIL AND GAS PROPERTIES

The Company holds working interests in approximately 6000 acres in Pecos County, Texas, which are carried at leasehold cost of $35,905. The Company's oil and gas properties have been appraised in two engineering reports by Nova Petroleum Resource Co., Certified Petroleum Geologists and Registered Professional Engineers, dated August 27, 1997 (updated July 15, 1999) and April 3, 1998. According to the reports, the Company's Pecos County properties are estimated to contain over 240 billion cubic feet of proven undeveloped oil and gas reserves, with a 10% discounted net present value before income tax of approximately $182,000,000. Proved undeveloped reserves are reserves that are considered recoverable from additional wells yet to be drilled.

                               CHANCELLOR GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 3. APPROPRIATED CAPITAL -- KENTUCKY SUBSIDIARIES

At July 31, 1995 the Company was in possession of two wholly owned oil and gas subsidiaries in Kentucky named Delstar Gas Systems, Inc. and Northstar
Gas Systems, Inc. ("Kentucky subsidiaries"). The two subsidiaries had audited net assets of approximately $12,000,000 at July 31, 1995. A subsequent dispute developed between principals of the two subsidiaries and principals of Chancellor Group, Inc. over payment terms and amounts stemming from the parties' original merger agreement. Currently, the records of the Kentucky subsidiaries are not available to the Company for audit. For its fiscal year end 1996 financial statements, and for subsequent years until contested matters with the Kentucky subsidiaries are resolved and records available, the Company has established a reserve for appropriated capital of approximately $12,000,000 to offset the two subsidiaries last known asset valuation, and has recorded no further transactions from the subsidiaries.

NOTE 4. INCOME TAXES

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to SFAS 109.

At December 31, 1999 the Company had approximately $960,000 in unused federal net operating loss carryforwards, which begin to expire principally in the year 2011. A deferred tax asset of approximately $192,000 resulting from the loss carryforward has been offset by a 100% valuation allowance.

                               CHANCELLOR GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

NOTE 5. ACQUISITION OF RADLY PETROLEUM, INC. AND LICHFIELD PETROLEUM AMERICA,
INC.

In September, 1997 Chancellor Group, Inc. acquired all the outstanding stock of Radly Petroleum, Inc., making Radly a wholly owned subsidiary. The transaction was accounted for as a purchase, and the cost was recorded at $16,000 consisting of 12,300,000 shares on Chancellor Group, Inc.'s common stock. The two companies' accounts have been consolidated from September 18, 1997 forward. No separate financial statements of Radly prior to September, 1997 or pro forma financial information is presented as such information contains no material amounts.

In July, 1998 Chancellor Group, Inc. acquired all the outstanding stock of Lichfield Petroleum America, Inc., making Lichfield a wholly owned subsidiary. The transaction was accounted for as a purchase, and the cost was recorded at $19,905 consisting of 2,500,000 shares of Chancellor Group, Inc.'s common stock, and 48,000 shares of Preferred Series B stock. The two companies' accounts have been consolidated from July 25, 1998 forward. No separate financial statements of Lichfield prior to July, 1998 or pro forma financial information is presented as such information contains no material amounts.

NOTE 6. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company has 250,000,000 authorized shares of common stock, par value $.001, with 19,035,361 issued and outstanding as of December 31, 1999.

PREFERRED STOCK

Preferred Series B Stock -- The Company has provided for the issuance of 250,000 shares, par value $1,000 per share, of convertible Preferred Series B stock ("Series B"), and 48,000 shares were outstanding as of December 31, 1999. Each Series B share is convertible into 1 share of the Company's common stock at $6 per share.

                             CHANCELLOR GROUP, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 6. STOCKHOLDERS' EQUITY - CONTINUED

STOCK OPTIONS

The Company currently has stock options outstanding to various individuals in the following amounts:

50,000 options exercisable for one share of common stock at $1.50 per share 50,000 options exercisable for one share of common stock at $2.50 per share 50,000 options exercisable for one share of common stock at $3.50 per share 50,000 options exercisable for one share of common stock at $4.50 per share

The options expire at various dates through July, 2000, save for 12,500 options out of each set above which have no expiration date. The Company has incurred and accrued no material compensation expense in connection with these options.

                              CHANCELLOR GROUP, INC.

                       SUPPLEMENTAL INFORMATION (UNAUDITED)

                          YEAR ENDED DECEMBER 31, 1999


CAPITALIZED COSTS RELATING TO OIL AND GAS
PRODUCING ACTIVITIES AT DECEMBER 31, 1999
-----------------------------------------
Unproved oil and gas properties                          $      -
Proved oil and gas properties                              35,905
Support equipment and facilities                                -
                                                         --------
                                                           35,905
Less accumulated depreciation, depletion,
  amortization, and impairment                            (     -)
                                                         --------
      Net capitalized costs                              $ 35,905
                                                         ========

COSTS INCURRED IN OIL AND GAS PRODUCING
ACTIVITIES FOR THE YEAR ENDED DECEMBER 31, 1999
-----------------------------------------------

Property acquisition costs
      Proved                                             $      -
      Unproved                                                  -
Exploration costs                                               -
Development costs                                               -

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING
ACTIVITIES FOR THE YEAR ENDED DECEMBER 31, 1999
-----------------------------------------------

Oil and gas sales                                        $      -
Gain on sale of oil and gas properties                          -
Gain on sale of oil and gas leases                              -
Production costs                                                -
Exploration expenses                                            -
Depreciation, depletion, and amortization                       -
                                                         --------
                                                                -
Income tax expense                                        (     -)
                                                         --------
Results of operations for oil and gas producing
  activities (excluding corporate overhead and
  financing costs)                                       $      -
                                                         ========

RESERVE INFORMATION

     The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.
     Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.
     The standardized measure of discounted future net cash flows is computed by applying year end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                              CHANCELLOR GROUP, INC.

                          YEAR ENDED DECEMBER 31, 1999

RESERVE INFORMATION


                                                  Oil               Gas
                                                (Bbls)             (Bcf)
                                               --------           -------
Proved developed and undeveloped reserves
    Beginning of year                                -             249.50
    Revisions of previous estimates                  -                  -
    Improved recovery                                -                  -
    Purchases of minerals in place                   -                  -
    Extensions and discoveries                       -                  -
    Production                                       -                  -
    Sales of minerals in place                       -                  -
                                               --------           -------
    End of year                                      -             249.50
                                               ========           =======

Proved developed reserves
    Beginning of year                                -                  -
    End of year                                      -                  -

Standardized Measure of Discounted Future
    Net Cash Flows at December 31, 1999

    Future cash inflows                                     $ 580,013,502
    Future production costs                                   (77,681,437)
    Future development costs                                  (22,535,000)
    Future income tax expenses                               (163,131,002)
                                                            --------------
                                                            $ 316,666,063
    Future net cash flows (10% annual
      discount for estimated timing of
      cash flows)                                           $ 120,536,224
                                                            --------------

Standardized measures of discounted future
  net cash flows relating to proved oil
  and gas reserves                                          $ 120,536,224
                                                            ==============

The following reconciles the change in
the standardized measure of discounted future net cash flow during the year ended
December 31, 1999.

Beginning of year                                           $ 120,536,224
Sales of oil and gas produced, net of
  production costs                                           (          -)
Net changes in prices and production costs                   (          -)
Extensions, discoveries, and improved
  recovery, less related costs                                          -
Development costs incurred during the year
  which were previously estimated                                       -
Net change in estimated future development
  costs                                                                 -
Revisions of previous quantity estimates                     (          -)
Net change from purchases and sales of
  minerals in place                                          (          -)
Accretion of discount                                                   -
Net change in income taxes                                   (          -)
Other                                                        (          -)
                                                            --------------
End of year                                                 $ 120,536,224
                                                            ==============